                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1
                               (AMENDMENT NO. 1)
        --------------------------------------------------------------
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                         STEEL OF WEST VIRGINIA, INC.
                           (Name of Subject Company)

                            SWVA ACQUISITION, INC.
                                      AND
                      ROANOKE ELECTRIC STEEL CORPORATION
                                   (Bidders)
        --------------------------------------------------------------
                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                   858154107
                     (CUSIP Number of Class of Securities)
        --------------------------------------------------------------

                                JOHN E. MORRIS
               VICE PRESIDENT - FINANCE AND ASSISTANT TREASURER
                      ROANOKE ELECTRIC STEEL CORPORATION
                                P.O. BOX 13948
                         ROANOKE, VIRGINIA 24038-3948
                                (540) 342-1831
         (Name, Address, and Telephone Numbers of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
        --------------------------------------------------------------

                                  COPIES TO:
                            HEMAN A. MARSHALL, III
                        WOODS, ROGERS & HAZLEGROVE, PLC
                               FIRST UNION TOWER
                        10 S. JEFFERSON ST., SUITE 1400
                           ROANOKE, VIRGINIA  24011
        --------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 initially filed with the Securities and Exchange Commission on November 17, 1998 (as amended, the "Statement"), by SWVA Acquisition, Inc., a Virginia corporation (the "Purchaser"), a wholly owned subsidiary of Roanoke Electric Steel Corporation, a Virginia corporation (the "Parent"), and the Parent, relating to the Purchaser's tender offer for the purchase of all of the outstanding shares of Common Stock, $.01 par value per share ("Shares"), of Steel of West Virginia, Inc., a Delaware corporation (the "Company"), and the associated rights to purchase Common Stock of the Company issued pursuant to the Rights Agreement dated as of March 19, 1997, between the Company and Continental Stock Transfer and Trust Company, as Rights Agent, as amended on November 10, 1998, at a purchase price of $10.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 1998 (the "Offer to Purchase"), a copy of which was previously attached to this Statement as Exhibit (a)(1), in the related Letter of Transmittal, a copy of which was previously attached to this Statement as Exhibit (a)(2), and in the Supplement to the Offer to Purchase, dated December 3, 1998 (the "Supplement"), a copy of which is attached hereto as Exhibit (a)(9).

     The Statement is hereby amended and/or supplemented in the following manner:

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The information set forth in Section 1 ("Background of the Offer; Contacts with the Company") of the Supplement is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is hereby supplemented by the information set forth in Section 3 ("Price Range of Shares; Dividends") of the Supplement, which is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (b) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is hereby deleted and the information set forth in Section 1 ("Background of the Offer; Contacts with the Company") of the Supplement, which is incorporated herein by reference, is inserted in lieu thereof.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is hereby deleted and the information set forth in Section 1 ("Background of the Offer; Contacts with the Company") of the Supplement, which is incorporated herein by reference, is inserted in lieu thereof.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is hereby deleted and the information set forth in Section 1 ("Background of the Offer; Contacts with the Company") of the Supplement, which is incorporated herein by reference, is inserted in lieu thereof.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is hereby deleted and the information set forth in Section 1 ("Background of the Offer; Contacts with the Company") of the Supplement, which is incorporated herein by reference, is inserted in lieu thereof.

     (b) and (c) The information set forth in Section 4 ("Certain Legal Matters and Regulatory Approvals -- Antitrust") of the Supplement is incorporated herein by reference.

     (f) The information set forth in Section 15 ("Offer Conditions") of the Offer to Purchase is hereby deleted and the information set forth in Section 2 ("Offer Conditions") of the Supplement, which is incorporated herein by reference, is inserted in lieu thereof.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibit is added:

     (a)(9) Supplement to Offer to Purchase dated December 3, 1998.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                         ROANOKE ELECTRIC STEEL CORPORATION

                         By:  /s/ JOHN E. MORRIS

                         ________________________________________
                         Name: John E. Morris
                         Title: Vice President - Finance and Assistant Treasurer

                         SWVA ACQUISITION, INC.

                         By:  /s/ JOHN E. MORRIS

                         ________________________________________
                         Name: John E. Morris
                         Title: Vice President - Finance and Assistant Treasurer

Date: December 3, 1998

                                 EXHIBIT INDEX

   EXHIBIT
     NO.         DESCRIPTION
  ------------------------------------------------------------------------------

   (a)(1)* Offer to Purchase dated November 17, 1998.

   (a)(2)* Letter of Transmittal.

   (a)(3)* Notice of Guaranteed Delivery.

   (a)(4)* Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

   (a)(5)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

   (a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7)* Form of Summary Advertisement as published on November 17, 1998.

   (a)(8)* Form of Press Release issued jointly by the Parent and the Company on November 10, 1998 (incorporated by reference to the Parent's Form 8-K filed on November 16, 1998).

   (a)(9)  Supplement to Offer to Purchase dated December 3, 1998.

   (b)(1)* Commitment Letter, dated November 5, 1998, from First Union National Bank to Roanoke Electric Steel Corporation.

   (b)(2)* Commitment Letter, dated November 6, 1998, from Crestar Bank to Roanoke Electric Steel Corporation.

   (b)(3)* Commitment Letter, dated November 6, 1998, from NationsBank, N.A. to Roanoke Electric Steel Corporation.

   (b)(4)* Commitment Letter, dated November 9, 1998, from Wachovia Bank, N.A., to Roanoke Electric Steel Corporation.

   (c)(1)* Agreement and Plan of Merger, dated as of November 10, 1998, among Roanoke Electric Steel Corporation, SWVA Acquisition, Inc., and Steel of West Virginia, Inc.

   (c)(2)* Stock Option Agreement, dated as of November 10, 1998, between Steel of West Virginia, Inc., and SWVA Acquisition, Inc.

   (c)(3)* Form of Stock Tender and Voting Agreement, dated as of November 10, 1998, by and among Roanoke Electric Steel Corporation, SWVA Acquisition, Inc., and certain stockholders of the Company.

   (c)(4)* Employment Agreement, dated November 10, 1998, by and between Steel of West Virginia, Inc., and Timothy R. Duke.

   (c)(5)* Confidentiality Letter Agreement dated July 20, 1998, between Roanoke Electric Steel Corporation and Janney Montgomery Scott, Inc.

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*       Previously filed with the Statement on November 17, 1998.